UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

BUCKEYE TECHNOLOGIES INC.

(Name of Subject Company)

BUCKEYE TECHNOLOGIES INC.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

118255108

(CUSIP Number of Class of Securities)

John B. Crowe

Chairman of the Board of Directors and

Chief Executive Officer

Buckeye Technologies Inc.

P.O. Box 80407

1001 Tillman Street

Memphis, Tennessee 38108-0407

(901) 320-8100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

William J. Tuttle

Derek M. Winokur

Dechert LLP

1900 K Street, N.W.

Washington, D.C. 20006

(202) 261-3300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) originally filed with the United States Securities and Exchange Commission (the “SEC”) by Buckeye Technologies Inc., a Delaware corporation ( “Buckeye”), on May 7, 2013. The Schedule 14D-9 relates to the offer by GP Cellulose Group LLC, a Delaware limited liability company (“Purchaser”) and an indirect wholly-owned subsidiary of Georgia-Pacific LLC, a Delaware limited liability company (“Georgia-Pacific”), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of Buckeye at a price of $37.50 per share, net to the seller thereof in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 7, 2013, and in the related Letter of Transmittal, copies of which are attached to the Tender Offer Statement on Schedule TO, filed by Purchaser and Georgia-Pacific with the SEC on May 7, 2013.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein shall have the respective meanings ascribed to them in the Schedule 14D-9.

Item 8.	Additional Information

Item 8 is hereby amended and supplemented by amending and restating the paragraph under the subheading entitled “Litigation” on page 39 of the Schedule 14D-9 as follows:

“On May 1, 2013, a putative shareholder class action complaint was filed in the Court of Chancery of the State of Delaware (the “Delaware Court”), captioned James Beckett, Jr. v. Buckeye Technologies Inc., et. al., Case No. 8519-CS (the “Beckett Action”). On May 7, 2013, a putative shareholder class action complaint was filed in the Delaware Court, captioned Richard Oliver v. John Crowe, et. al., Case No. 8534-CS (the “Oliver Action”). Pursuant to an order granted in the Delaware Court on May 9, 2013, the Beckett Action and the Oliver Action were consolidated into a single action, all future actions filed in Delaware related to the same subject matter are to become part of the consolidated action and counsel to Mr. Beckett and Mr. Oliver were appointed as the lead counsel for the putative shareholder class. On May 13, 2013, the plaintiffs in the consolidated action filed a consolidated amended class action complaint, captioned In re Buckeye Technologies, Inc. Shareholders Litigation, Consolidated Case No. 8519-CS (the “Consolidated Complaint”). The plaintiffs also filed a motion for expedited proceedings and a motion for a preliminary injunction.

The following summary of the Consolidated Complaint is qualified in its entirety by reference to the Consolidated Complaint, which is incorporated herein by reference. A copy of the Consolidated Complaint is filed as an exhibit to this Schedule 14D-9. The Consolidated Complaint names as defendants Buckeye, each member of the Buckeye board of directors (the “Individual Defendants”), Georgia-Pacific and the Purchaser. The Consolidated Complaint generally alleges that the Individual Defendants breached their fiduciary duties and that Buckeye, Georgia-Pacific and the Purchaser aided and abetted these purported breaches of fiduciary duties. The Consolidated Complaint includes, among other allegations, that the Individual Defendants have knowingly and in bad faith breached their obligations of due care and loyalty and failed to maximize the value of Buckeye to its shareholders. The Consolidated Complaint also alleges that the Individual Defendants breached their fiduciary duties by failing to disclose in the Schedule 14D-9 filed on May 7, 2013 certain purportedly material information concerning events leading up to the announcement of the proposed transaction and relating to the review and analysis of the transaction by the Individual Defendants and by the financial advisors to Buckeye. The relief sought includes, among other things, an injunction prohibiting the completion of the proposed transaction, rescission (to the extent the proposed transaction has been completed), damages in an unspecified amount and the payment of the plaintiffs’ attorneys’ fees and costs. Buckeye believes that the Consolidated Complaint is without merit and intends to vigorously defend the action.”

Item 9.	Exhibits

Item 9 of the Schedule 14D-9 is amended and supplemented by adding the following exhibit thereto:

(a)(13)	Verified Consolidated Amended Class Action Complaint, dated May 13, 2013 (In re Buckeye Technologies, Inc. Shareholders Litigation) (incorporated by reference to Exhibit (a)(5)(A) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 14D-9 is true, complete and correct.

BUCKEYE TECHNOLOGIES INC.

By:	/s/ Sheila Jordan Cunningham
Name:	Sheila Jordan Cunningham
Title:	Senior Vice President, General Counsel and Secretary

Date: May 15, 2013